

November 4, 2011

<u>Via Email</u>
Marc O. Williams, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

> **Re: Anadys Pharmaceuticals, Inc.**
> **Schedule TO-T filed by Bryce Acquisition Corporation and Hoffman**
> **La-Roche, Inc.**
> **File No. 005-79854**

Dear Mr. Williams:

We have limited our review of the filing to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO-T</u>

<u>Offer to Purchase</u>

<u>"When and how will I be paid for my tendered shares…," page 4</u>

1.   You disclose that payment will occur on *the later* of (i) the expiration date or (ii) the satisfaction or waiver of the conditions set forth in the Offer to Purchase. Please confirm that payment will be made promptly in accordance with Rule 14e-1 (c) by clarifying that all conditions other than those conditions dependent upon the receipt of necessary government approvals, must be satisfied or waived at or prior to the expiration of the tender offer.

Determination of Validity, page 14

2.   We note that you will determine, in your sole discretion, all questions as to the form and validity (including time of receipt) of and acceptance for payment of shares or with respect to notices of withdrawal. You disclose that your determination will be "final and binding." Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Conditions, page 37

3.   You disclose your right to waive the conditions "at any time and from time to time, in the sole discretion of the Parent and Purchaser…" Please revise to further clarify that offer conditions, other than those dependent upon the receipt of government approvals, may only be asserted as of expiration of the offer as opposed to "from time to time."

4.   When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. Please confirm your understanding in your response letter.

5.   When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the offerors should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Certain Litigation Relating to the Offer, page 40

6.   Supplementally provide us with a copy of the complaints listed in this section. Refer to Item 1011(a) of Regulation M-A.

*   *   *

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions